As filed with the Securities and Exchange Commission on July 31, 2009
Securities Act File No. 333-157207
Investment Company Act File No.  811-21729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_____________

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No.	1

(Check appropriate box or boxes)

BLACKROCK GLOBAL OPPORTUNITIES EQUITY TRUST
(Exact name of registrant as specified in charter)

100 Bellevue Parkway
Wilmington, Delaware 19809
(Address of Principal Executive Offices)
Telephone Number:  (800) 882-0052
(Area Code and Telephone Number)

Donald C. Burke
President and Chief Executive Officer
BlackRock Global Opportunities Equity Trust
800 Scudders Mill Road
Plainsboro, New Jersey 08536
(Name and Address of Agent for Service)
_____________

Copies to:
Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036-6522	Howard B. Surloff, Esq. BlackRock Advisors, LLC 40 East 52nd Street New York, NY 10022

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on March 30, 2009 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-157207 and 811-21729), are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinions of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel for the Registrant.

PART C:  OTHER INFORMATION

ITEM 15.  Indemnification

There has been no change in the information set forth in Item 15 of the most recently filed Registration Statement of BlackRock Global Opportunities Equity Trust (the “Registrant”) on Form N-14 under the Securities Act of 1933 (File No. 333-157207), as filed with the Securities and Exchange Commission on March 26, 2009, which information is incorporated herein by reference.

ITEM 16.  Exhibits

1)		Agreement and Declaration of Trust of the Registrant and amendments thereto (a)

2)		By-laws of the Registrant (b)

3)		Not applicable

4)		Form of Agreement and Plan of Reorganization (d)

5)	(a)	Portions of the Agreement and Declaration of Trust and By-laws of the Registrant defining the rights of holders of common shares of the Registrant (d)

	(b)	Form of specimen certificate for common shares of the Registrant (c)

6)		Investment Management Agreement between the Registrant and BlackRock Advisors, LLC (d)

7)		Not Applicable

8)		Not Applicable

9)	(a)	Custodian Agreement between the Registrant and The Bank of New York Mellon (c)

	(b)	Foreign Custody Manager Agreement between the Registrant and The Bank of New York Mellon (c)

10)		Not Applicable

11)		Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel for the Registrant (e)

12)	(a)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to Registrant's acquisition of BlackRock World Investment Trust (f)

12)	(b)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to Registrant's acquisition of BlackRock Global Equity Income Trust (f)

13)	(a)	Stock Transfer Agency Agreement between the Registrant and The Bank of New York Mellon (c)

	(b)	Form of Fund Accounting Agreement between the Registrant and The Bank of New York Mellon (c)

14)		Consent of Deloitte & Touche LLP, independent registered public accounting firm for the Registrant (e)

15)	Not Applicable

16)	Power of Attorney (e)

17)	Proxy cards for the Funds (d)

(a) Incorporated by reference as an Exhibit to our Form N-2 as filed with the Securities and Exchange Commission on March 14, 2005.

(b) Incorporated by reference as an Exhibit to our Form 8-K as filed with the Securities and Exchange Commission on October 7, 2008.

(c) Incorporated by reference as an Exhibit to our Form N-2 as filed with the Securities and Exchange Commission on May 25, 2005.

(d) Incorporated by reference to Registrant's Registration Statement on Form N-14 as filed with the Securities and Exchange Commission on February 10, 2009.

(e) Incorporated by reference to Registrant's Registration Statement on Form N-14 as filed with the Securities and Exchange Commission on March 26, 2009.

(f) Filed herewith.

ITEM 17.  Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York, on July 31, 2009.

BLACKROCK GLOBAL OPPORTUNITIES EQUITY TRUST

By:

/s/ Donald C. Burke
Donald C. Burke
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title

/s/ Donald C. Burke	President and Chief Executive Officer
Donald C. Burke	(Principal Executive Officer)

/s/ Neal J. Andrews	Chief Financial Officer
Neal J. Andrews	(Principal Financial Officer)

*	Trustee
G. Nicholas Beckwith, III

*	Trustee
Richard E. Cavanagh

*	Trustee
Kent Dixon

*	Trustee
Frank J. Fabozzi

*	Trustee
Kathleen F. Feldstein

*	Trustee
James T. Flynn

*	Trustee
Jerrold B. Harris

*	Trustee
R. Glenn Hubbard

*	Trustee
W. Carl Kester

*	Trustee
Karen P. Robards

*	Trustee
Richard S. Davis

*	Trustee
Henry Gabbay

*By:	/s/ Donald C. Burke
Donald C. Burke, Attorney-in-Fact
July 31, 2009

SCHEDULE OF EXHIBITS TO FORM N-14
BLACKROCK GLOBAL OPPORTUNITIES EQUITY TRUST

Exhibit
---------
12) (a)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to Registrant's acquisition of BlackRock World Investment Trust

12) (b)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to Registrant's acquisition of BlackRock Global Equity Income Trust